                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                             Center Star Gold Mines
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  151663 20 0
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                                 (CUSIP Number)
                                                       3232 Shaw Cemetery Drive
 Sandra Denise Deshotels                                  Zachary, LA 70791
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                    9/23/99
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 151663-200                                          PAGE 2 OF 3 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sandra Denise Deshotels   SS# ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           5,399,630
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          N/A
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    5,399,630
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,399,630
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  December 15, 1995

                                                             9/27/99
                                                  ------------------------------
                                                             (Date)

                                                  /s/ SANDRA DESHOTELS
                                                  ------------------------------
                                                           (Signature)

                                                  Sandra Deshotels, Vice
                                                  President of Sales and
                                                  Marketing
                                                  ------------------------------
                                                          (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. the name of any title of each person who signs the statement shall be typed or printed beside his signature.

     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

Item 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Schedule 13D) relates to the common stock (the "Shares" on the "CSG Common Stock"), of Center Star Gold Mine, Inc. a Nevada Corporation ("GSG"). The principal executive office of CSG is located at 201 East Main Street, Brady, Texas 76825.

Item 2.  IDENTITY AND BACKGROUND

         (a)      Sandra Deshotels

         (b)      3232 Shaw Cemetery Drive
                  Zachary, LA 70791

         (c) Sandra Deshotels's principal employment is as Vice President, Marketing of CSG, located at: 201 East Main Street
                                                Brady, Texas 76825

         (d) Sandra Deshotels has not been involved with nor is currently involved in any criminal proceedings. (excluding traffic violations or similar misdemeanors)

         (e) Sandra Deshotels is not a party to any past or present civil proceedings of a judicial or administrative body of competent jurisdiction.

         (f)      Sandra Deshotels is a United States Citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         (a) CSG and Link.Com, Inc. entered into an agreement and plan of reorganization (see attachment of Agreement and plan of reorganization) dated as of September 20, 1999 by and among CSG. (See Voting Agreement) Sandra Deshotels will obtain the right pursuant to the reorganization agreement to transfer 2,887 Common Shares of Link.Com Inc. for 5,399,630 shares of Common Stock of CSG.

Item 4.  PURPOSE OF TRANSACTION

         (a) Sandra Deshotels reserves the right subject to applicable law to purchase from time to time additional shares of Common Stock. Also the right to sell in whole or in part shares of Common Stock on the open market within the rules, regulations and the laws that apply.

         (b) Any extra ordinary corporate transaction such as the reorganization involving the issuer is stated in the attached exhibit and agreement plan of reorganization.

         (c)      Not applicable.

         (d) Any changes in the present Board of Directors or management of the issuer, including any plans or proposals to change the number on term of Directors or to fill any existing vacancies on the Board will be explained in the attached Exhibit agreement and plan of reorganization and also the attached exhibit (Unaminous Consent in lieu of special meeting of Board of Directors).

         (e)      Not applicable.

         (f) For further explanation of any material changes in the issuer's business or corporate structure see attachments.

         (g) There were no significant changes to the bylaws, which could affect or impede the control of the issuer by any other person.

         (h)      Not applicable.

         (i)      Not applicable

         (j)      Not applicable.

Item 5.  INTEREST IN SECURITIES OF ISSUER

         (a) Sandra Deshotels beneficially owns 5,399,630 shares of common stock (which is approximately 10.8% of the outstanding shares of the common stock as of September 23, 1999)

         (b) Sandra Deshotels has the sole power to vote or direct the vote or to dispose of, direct the disposition of 5,399,630 shares of common stock.

         (c) Except as otherwise described herein, Sandra Deshotels has not effected any transaction in common stock of the issuer during this time period commencing 60 days proceeding the date of the event that required the filing of this schedule 13D through the date here of.

         (d) No person other than Sandra Deshotels has the right to receive of dividends from or the proceeds from the sale of, Common Stock of the issuer with respect to which this filing is made.

         (e)      Not applicable


Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) Except as set forth in item 4 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Sandra Deshotels and any other person with respect to the shares of Common Stock to the issuer.

Item 7   MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and plan of reorganization dated as of September 20, 1999 by and among Center Star Gold Mines and Link.Com, Inc.

         2. Board of Directors consent approving the reorganization agreement.


Signatures



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 1999


                                        /s/ SANDRA DESHOTELS
                                        ----------------------------------------
                                        Sandra Deshotels